UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2026

ROCKSTAR CAPITAL GROUP LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12150

Arkansas

(State or other jurisdiction of incorporation or organization)

88-4161726

(IRS Employer Identification No.)

6500

(Primary Standard Industrial Classification Code)

Brandon Rooks, Chief Executive Officer

10333 Windy Trail, Bentonville, AR 72712

Telephone: 913-827-3517

(Full mailing address of principal executive offices and issuer’s telephone number, including area code)

Class A Non-Voting Preferred Shares

(Title of each class of securities issued pursuant to Regulation A)

Please send copies of all correspondence to:

Pino Law Group PLLC

99 S. New York Ave., Winter Park, FL 32789

Telephone: 407-206-6577 | Email: ljp@PinoLawGroup.com

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ROCKSTAR CAPITAL GROUP LLC

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2026

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PART II.

Forward-Looking Statements

This report contains forward-looking statements, including statements about collections on our notes receivable, distributions and our liquidity. These statements are based on management’s current assumptions and are subject to risks and uncertainties, many of which are outside our control, and actual results may differ materially.

ITEM 1: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Rockstar Capital Group LLC and its wholly owned subsidiaries (the “Company,” “we,” “us” or “our”) make and manage short-term loans to borrowers that acquire, entitle and develop land for sale to homebuilders, primarily in the southeastern United States. We are managed by Rockstar Capital Group Management Corporation (the “Manager”). This discussion should be read with the financial statements in Item 3 and our annual report on Form 1-K for the year ended December 31, 2025 (the “2025 Annual Report”).

Significant Developments

Bankruptcy of our largest borrower. On February 24, 2026, BRD Land & Investment and two affiliates (together, “BRD”), historically our largest borrower, filed for Chapter 11 protection. As described in the 2025 Annual Report, we fully reserved our notes receivable from BRD and stopped accruing interest on them as of December 31, 2025. We are an unsecured creditor, and the amount and timing of any recovery are uncertain.

Reduced payments from our other borrowers. Our remaining loans are concentrated in a small number of borrowers who have been affected by slower land, lot and home sales and have made reduced payments to us. Accrued interest receivable increased by $943,092 during the period, to $7,437,328 at June 30, 2026. If these borrowers’ sales do not improve, we may need to record additional credit losses.

Results of Operations: Six Months Ended June 30, 2026 Compared to 2025

Amounts for the six months ended June 30, 2025 are presented as previously reported and have not been adjusted for the correction of the error described in Note 3 to the financial statements included in the 2025 Annual Report. Total revenues decreased to $2,988,501 from $7,057,983. Interest income decreased to $2,869,269 from $3,511,992, primarily because the BRD notes no longer accrue interest. Assignment fee income decreased to $90,064 from $3,264,070 because our inventory of lot assignments is nearly exhausted. Real estate sales were $29,168, compared to $281,921.

Total expenses decreased to $558,661 from $1,412,180, primarily because credit loss expense decreased to $82,364 from $804,084. Net income was $2,410,280, compared to $5,440,843.

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Liquidity and Capital Resources

At June 30, 2026, we had cash of $399,971, total liabilities of $72,663 and no debt. Our sources of liquidity are cash on hand and collections on our loans and land, and collections have been lower than the amounts contractually due. We do not expect to raise additional capital, so any future lending will be limited to amounts funded from collections. Preferred returns are paid only if approved by the Manager and funds are available, and redemptions are not payable on demand. The timing of any future preferred returns or redemptions is uncertain.

Trend Information

We expect interest and assignment fee income to remain below 2025 levels, and our results and liquidity for the rest of 2026 to depend mainly on collections from a small number of borrowers.

ITEM 2: OTHER INFORMATION

None.

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ITEM 3: FINANCIAL STATEMENTS

Rockstar Capital Group LLC

Balance Sheets

June 30, 2026 and December 31, 2025

	6/30/2026 (unaudited)	12/31/2025 (audited)
ASSETS
Current Assets
Cash	$399,971	$395,950
Inventory	6,644,804	6,559,791
Interest receivable	7,437,328	6,494,236
Notes receivable, current portion	10,566,555	10,917,122
Total Current Assets	25,048,658	24,367,099
Other Assets
Notes receivable, net of current portion	22,608,146	21,635,747
Lot assignments	96,302	102,716
Investment - cost basis	24,384	25,000
Goodwill	6,039,792	6,039,792
Total Other Assets	28,768,624	27,803,255
TOTAL ASSETS	$53,817,282	$52,170,354
LIABILITIES AND EQUITY
Current liabilities
Escrow deposits	72,542	72,542
Credit cards payable	121	-
Preferred returns payable	-	618,362
Total current liabilities	72,663	690,904
Due to affiliates	-	113,609
Total liabilities	72,663	804,513
Equity
Nonvoting preferred shares - 75,000 shares authorized ($1,000 par value) - 64,939 issued and outstanding at December 31, 2025	55,634,943	55,666,445
Retained Earnings	(1,890,324)	(4,300,604)
Total members' equity	53,744,619	51,365,841
TOTAL LIABILITIES AND EQUITY	$53,817,282	$52,170,354

The accompanying notes are an integral part of the financial statements

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Rockstar Capital Group LLC

Profit and Loss

For the six months periods ended June 30, 2026 and June 30, 2025

	6/30/2026 (unaudited)	6/30/2025 (unaudited)
Income
Assignment fee income	$90,064	$3,264,070
Real estate sales	29,168	281,921
Interest Income	2,869,269	3,511,992
Total Income	2,988,501	7,057,983
Cost of lots sold	24,321	204,960
Gross Profit	2,964,180	6,853,023
Expenses
Advertising and Promotion	14,600	72,968
Bank Service Charges	2	100
Bookkeeping	73,333	80,005
Credit loss	82,364	804,084
Dues and Subscriptions	299	-
Interest expense	-	736
Legal Fees	-	102
Licenses and Permits	396	396
Management fees	170,000	226,482
Office supplies	-	825
Professional Fees	71,840	74,637
Referral commissions	2,400	-
Software	7,664	7,053
Subcontract labor	130,918	133,752
Travel	3,395	9,761
Website	1,000	1,279
Other	450	-
Total Expenses	558,661	1,412,180
Net Operating Income	2,405,519	5,440,843
Other income
Other income	4,761	-
Net Income	$2,410,280	$5,440,843

The accompanying notes are an integral part of the financial statements

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Rockstar Capital Group LLC

Statement of Changes in Member Equity

For the six months periods ended June 30, 2026 and June 30, 2025

	6/30/2026 (unaudited)	6/30/2025 (unaudited)

Beginning Balance	$55,666,443	$48,167,448
Preferred Members Contributions (1,000 par value)	6,807	6,752,462
Preferred Members Distributions (1,000 par value)	-	(2,058,832)
Preferred Members Return of Capital (1,000 par value)	(38,307)	(33,000)
Retained earnings	(4,300,604)	1,354,469
Net Gain (Loss)	2,410,280	5,440,843
Ending Balance	$53,744,619	$59,623,390

The accompanying notes are an integral part of the financial statements

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Rockstar Capital Group LLC

Statement of Cash Flows

For the six months periods ended June 30, 2026 and June 30, 2025

	6/30/2026 (unaudited)	6/30/2025 (unaudited)
OPERATING ACTIVITIES
Net Income	$2,410,280	$5,440,843
Adjustments to reconcile Net Income to Net Cash provided by operations:
Lots held for resale	(85,013)	100,971
Preferred returns payable	(618,362)	147,922
Provision for credit loss	49,635	-
Lot assignments	6,414	6,865,862
Promissory notes receivable	412,036	1,340,903
Credit card	121	22,486
Accounts payable	(113,608)	(151,710)
Interest receivable	(992,728)	(1,955,861)
Investment	616	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(1,340,889)	6,370,573
Net cash provided by operating activities	1,069,391	11,811,416
INVESTING ACTIVITIES
Promissory Notes Receivable	(5,285,979)	(19,320,582)
Promissory Notes Receivable	4,252,109	2,702,086
Net cash provided by investing activities	(1,033,870)	(16,618,496)
FINANCING ACTIVITIES
Preferred member contributions	6,807	6,752,462
Preferred member distributions	(38,307)	(2,091,831)
Net cash provided by financing activities	(31,500)	4,660,631
Net cash increase for period	4,021	(146,449)
Cash at beginning of period	395,950	599,407
Cash at end of period	$399,971	$452,958

The accompanying notes are an integral part of the financial statements

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ROCKSTAR CAPITAL GROUP LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2026

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Rockstar Capital Group LLC (“Rockstar Capital”) is an Arkansas limited liability company that commenced operations on October 5, 2022. Rockstar Capital and its wholly owned subsidiaries, Rockstar Capital Development Group II LLC, Rockstar Capital Development Group III LLC, Rockstar Capital II LLC and Rockstar Capital Development Group LP (collectively, the “Company”), make and manage short-term loans to borrowers engaged in land acquisition, entitlement, development and resale, primarily in the southeastern United States. The Company is managed by Rockstar Capital Group Management Corporation.

The accompanying unaudited consolidated financial statements include the accounts of Rockstar Capital and its wholly owned subsidiaries, and all intercompany balances and transactions have been eliminated. They have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included. These financial statements should be read with the audited consolidated financial statements for the year ended December 31, 2025 included in the Company’s annual report on Form 1-K.

The accompanying financial statements for the six months ended June 30, 2025 are presented as previously reported and have not been adjusted for the correction of the error in the accrual of interest income described in Note 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2025, included in its annual report on Form 1-K.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash deposits at a bank. Cash deposits could, at times, exceed federally insured limits. As of June 30, 2026 deposits in excess of FDIC-insured limits totaled approximately $136,508.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Income Taxes

There are no open federal or state tax years under audit. The Company is treated as a partnership for federal and state income tax purposes. Accordingly, taxable income or loss is passed through to the members, and no provision for federal income tax is recorded in the consolidated financial statements.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, Income Taxes. Management evaluates tax positions taken or expected to be taken in tax returns and recognizes a liability for uncertain tax positions when it is more likely than not that the position will not be sustained upon examination.

Fair Value of Financial Instruments

FASB ASC 825, Financial Instruments, clarifies the definition of fair value for financial reporting, establishing a framework for measuring fair value, and requires additional disclosure about the use of fair value measurements in an effort to make the measurement of fair value more consistent and comparable. The carrying amount of cash approximates fair value due to the short maturity of this financial instruments.

NOTE 3 – Assignment and Assumptions of Purchase Agreements and Land Lots Held

The Company holds a balance of $96,302 in Assignment Agreements, whether Purchase Agreements or Agreements to Buy and Sell Real Estate. Additionally, as of June 30, 2026, the Company held approximately $6,644,804 in Land Lots scheduled for resale.

NOTE 4 – NOTES RECEIVABLE

The Company has continued and intends to continue to purchase Promissory Notes from affiliates and others to build a steady stream of interest income. As of June 30, 2026, the Company holds $33,174,701 in such notes, with varying interest rates, which generally pay out on a monthly schedule. The maturity dates for the Notes also vary, and typically have contractual terms ranging from less than twelve months to four years.

As reported in the company’s December 31, 2025 audited financial statements, subsequent to December 31, 2025, one significant borrower filed for protection under Chapter 11 of the U.S. Bankruptcy Code. At December 31, 2025, the Company had gross notes receivable from this borrower of approximately $17,000,000 and related accrued interest receivable of approximately $2,300,000. The Company is an unsecured creditor with respect to all such amounts.

Management considered information available, including the borrower’s bankruptcy filing and related restructuring information, in estimating expected credit losses as of December 31, 2025. Management determined that the bankruptcy filing and related information provided additional evidence of borrower-specific financial difficulty that existed as of December 31, 2025. Accordingly, the Company recorded an allowance for credit losses for the entire notes receivable balance to this borrower, and wrote off all accrued interest receivable as of December 31, 2025.

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NOTE 5 – EQUITY AND FUTURE EQUITY

The Company is authorized to issue a maximum of seventy-five thousand (75,000) Non-Voting Preferred Shares at a price of one thousand ($1,000) dollars per share, with a minimum purchase requirement of ten (10) shares or ten thousand ($10,000) dollars. The Class A Preferred Shares grant Investors the right to a non-cumulative, non-compounding Preferred Return of ten (10%) percent annually, anticipated to be paid quarterly.

Investors in the Class A Shares are also entitled to participate in a profit-sharing plan with the Company. This profit-sharing plan allows Investors to share in company profits, outside of those earmarked to pay the Preferred Return to Class A Members, and receive sixty (60%) percent of all such Company profits. The Manager will receive forty (40%) percent of such Company profits under the profit-sharing plan.

As of June 30, 2026, 64,939 shares were issued and outstanding.

NOTE 6 – SUBSEQUENT EVENT

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to September 24, 2026, the date that the financial statements were available to be issued.

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ITEM 4: EXHIBITS

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKSTAR CAPITAL GROUP LLC

By: /s/ Brandon Rooks

Brandon Rooks, Chief Executive Officer

Date: September 24, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Brandon Rooks

Brandon Rooks, Chief Executive Officer (Principal Executive Officer)

Date: September 24, 2026

/s/ Kevin Hicks

Kevin Hicks, Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)

Date: September 24, 2026

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